# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Criteo S.A., CIK 0001576427
CUSIP: 226718104
Title of class of securities: American Depositary Shares (ADSs), each representing one ordinary share, nominal value 0.025 per share.
Address of issuer's principal executive offices: 32 RUE BLANCHE, PARIS, France (I0), 75009
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001610880

## Reporting persons
- BlueCrest Capital Management Ltd: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 2,260,000; shared voting power 0; sole dispositive power 2,260,000; shared dispositive power 0; aggregate amount beneficially owned 2,260,000 (4.5% of the class)
- Platt Michael Edward: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 2,260,000; shared voting power 0; sole dispositive power 2,260,000; shared dispositive power 0; aggregate amount beneficially owned 2,260,000 (4.5% of the class)
- Joseph Walkush: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 115,000; shared voting power 0; sole dispositive power 115,000; shared dispositive power 0; aggregate amount beneficially owned 115,000 (0.2% of the class)
- Costin Bontas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 150,605; shared voting power 0; sole dispositive power 150,605; shared dispositive power 0; aggregate amount beneficially owned 150,605 (0.3% of the class)
- Eric Dong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 130,000; shared voting power 0; sole dispositive power 130,000; shared dispositive power 0; aggregate amount beneficially owned 130,000 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Criteo S.A.
Address of issuer's principal executive offices: 32 RUE BLANCHE, PARIS, FRANCE, 75009.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
i. BlueCrest Capital Management Limited (the "Investment Manager"), which serves as investment manager to BSMA Limited, a Cayman Islands exempted company (the "Fund"); and
ii. Michael Platt ("Mr. Platt"), who serves as principal, director, and control person of the Investment Manager; and

with respect to the ADR (as defined herein) held for the account of the Fund. BlueCrest Capital Management (New York) LP acts as sub-investment manager of the Fund, and reports to the Investment Manager.

This statement is also filed by:
i. Joseph Walkush, who serves as Senior Portfolio Manager for BlueCrest Capital Management (New York) LP; and
ii. Costin Bontas, who serves as Senior Portfolio Manager for BlueCrest Capital Management (New York) LP; and
iii. Eric Dong, who serves as Senior Portfolio Manager for BlueCrest Capital Management (New York) LP.

with respect to the ADR (as defined herein) held in accounts in each of their own name.
Address of principal business office or, if none, residence:
The address of the business office of the Investment Manager and Mr. Platt is:

Ground Floor
Harbour Reach, La Rue de Carteret
St Helier
Jersey
Channel Islands
JE2 4HR

The address of the business office of each of Messrs. Walkush, Bontas and Dong is:

601 Brickell Key Drive
Suite 1050
Miami, FL 33131
Citizenship: The Investment Manager is a company organized under the laws of Jersey, Channel Islands, operating solely out of Jersey, Channel Islands. Mr. Platt is a citizen of the United Kingdom. Each of Messrs. Walkush, Bontas and Dong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Investment Manager and Mr. Platt beneficially own 2,260,000 ADS.
Mr. Walkush beneficially owns 115,000 ADS.
Mr. Bontas beneficially owns 150, 605 ADS
Mr. Dong beneficially owns 130,000 ADS.
Percent of class:
Investment Manager: 4.53%
Mr. Platt: 4.53%
Mr. Walkush: 0.23%
Mr. Bontas: 0.30%
Mr. Dong: 0.26%
Sole power to vote or to direct the vote:
Investment Manager: 2,260,000
Mr. Platt: 2,260,000
Mr. Walkush: 115,000
Mr. Bontas: 150,605
Mr. Dong: 130,000
Shared power to vote or to direct the vote: Each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition:
Investment Manager: 2,260,000
Mr. Platt: 2,260,000
Mr. Walkush: 115,000
Mr. Bontas: 150,605
Mr. Dong: 130,000
Shared power to dispose or to direct the disposition: Each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. The Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares covered by the Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BlueCrest Capital Management Ltd: /s/ Michael Bell, Authorized Signatory (05/15/2026)
- Platt Michael Edward: /s/ Steven Pariente, As attorney-in-fact for Michael Platt (05/15/2026)
- Joseph Walkush: /s/ Joseph Walkush, Joseph Walkush / Self (05/15/2026)
- Costin Bontas: /s/ Costin Bontas, Costin Bontas / Self (05/15/2026)
- Eric Dong: /s/ Eric Dong, Eric Dong / Self (05/15/2026)